JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 19, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File No. Post-Effective Amendment No. 248 filed on December 14, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on or around January 30, 2013 with respect to the JPMorgan Short Duration High Yield Fund (the “Short Duration High Yield Fund” or the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in one or more filings made pursuant to Rule 485(b) of the Securities Act of 1933, as amended, which will become automatically effective on February 27, 2013 pursuant to such Rule.

INVESTMENT STRATEGY COMMENTS

Junk Bond Disclosure

1.	Comment: The prospectus provides that the Fund invests in high yield securities. Please define high yield securities as “junk” in the first sentence.

Response: We believe the first sentence complies with Staff guidance concerning high yield securities and that the reference to “junk bonds” should appear in the second paragraph. As indicated in the Staff’s letter to the Investment Company Institute dated February 23, 1990 (the “1990 Letter”), the term high yield in the first sentence is immediately preceded by the term “high risk.” We will also add prominent disclosure that high yield securities are also known as “junk bonds” in the second paragraph. We believe placing the disclosure in the second paragraph is consistent with the guidance in the 1990 Letter that such disclosure be prominent. In addition, we believe that the placement of such disclosure will provide better context to shareholders as it follows the definition of high yield securities. Specifically, the following disclosure will be added in the second paragraph (new language is underlined).

“Under normal circumstances, the Fund invests at least 80% of its Assets in high yield securities. For purposes of this policy, “Assets” means net assets plus the amount of borrowings for investment purposes. A “high yield security” means the security is rated below investment grade or unrated at the time of purchase, but that the Fund’s adviser, J.P. Morgan Investment Management Inc. (the adviser or JPMIM) believes to be of comparable quality. Such securities are also referred to as “junk bonds” or “below investment grade bonds.”

Sell Discipline

2.	Comment: Please disclose how the Fund’s adviser determines when to sell a security.

Response: The current disclosure contains a detailed description of how the adviser determines to purchase and sell securities. The disclosure indicates that the adviser “focuses on value in buying and selling securities for the Fund by looking at individual securities against the context of broader market factors.” The disclosure further describes the analysis and ongoing monitoring performed by the adviser in making decisions about investments including monitoring “positive and negative credit developments” for investments and “expediting the review of the Fund’s investments that are considered to be the most risky.”

MAIN RISK COMMENTS

Non-Recourse Loans

3.	Comment: The prospectus identifies “High Yield Securities and Loan Risk” as a main risk of the Fund. Please disclosure whether the loan assignments and participations in which the Fund will invest are non-recourse obligations and, if applicable, disclose any unique risks associated with non-recourse investments.

Response: We will add the following disclosure to the High Yield Securities and Loan Risk in the Risk/Return Summary: “The Fund will not have direct recourse against the issuer of a loan participation.”

Small Capitalization Companies

4.	Comment: The Risk/Return Summary identifies Smaller Company Risk as a main risk of the Fund. Please disclose that high yield securities issued by small capitalization companies will be used as part of the Fund’s principal investment strategy and indicate the market capitalization of such issuers.

Response: The universe of the high yield investments in which the Fund invests may include debt obligations of smaller capitalization companies. The following disclosure will be added to the end of the second paragraph.

“Such securities may be issued by small capitalization companies (e.g., companies with market capitalizations of under 2.6 billion or that are included in small cap market indices).”

In connection with your review of the Fund’s Post-Effective Amendment No. 248 to the Registration Statement filed by the Trust on December 14, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary

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